UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

BIDZ.COM, INC.

(Name of the Issuer)

BIDZ.com, Inc.

Glendon Group, Inc.

Bidz Acquisition Company, Inc.

Kia Jam

David Zinberg

Marina Zinberg

Saied Aframian

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

8883T200

(CUSIP Number of Class of Securities)

Lawrence Kong

Chief Financial Officer,

BIDZ.com, Inc.

2400 Marine Avenue

Redondo Beach, California 90278

310-280-7373

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Mark Hiraide	Aaron A. Grunfeld
Roger Loomis	Law Offices of Aaron A. Grunfeld & Associates
Petillon Hiraide & Loomis LLP	1100 Glendon Avenue, Suite 850
21515 Hawthorne Boulevard, Suite 1260	Los Angeles, California 90024
Torrance, California 90503

This statement is filed in connection with (check the appropriate box):

(a)  ☒             The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)  ☐               The filing of a registration statement under the Securities Act of 1933.

(c)  ☐                A tender offer.

(d)  ☐               None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)(3)
$14,285,015.16	$1,948.48

(1)         For purposes of calculating the amount of the filing fee only.

(2)         The filing fee was determined based upon the product of (A) 18,314,122 shares of Common Stock multiplied by (B) $0.78 per share.  In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00011460 by the product of the preceding sentence.

(3)         Previously paid.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,948.48

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	BIDZ.com, Inc.

Date Filed:	June 22, 2012

Introduction

This Amendment No. 3 (“Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Bidz.com, Inc., a Delaware corporation (“Bidz,” or the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) Glendon Group, Inc., a Delaware corporation (“Parent”), (iii) Bidz Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), (iv)Kia Jam, the Chief Executive Officer of Parent and of Merger Subsidiary; (v) David Zinberg, Chief Executive Officer of the Company (“David Z.”),(vi) Marina Zinberg (“Marina Z.”); and Saied Aframian (“S. Aframian” and together with David Z., Marina Z., the Company, Parent, Merger Subsidiary, and Kia Jam the “Filing Parties” and each a “Filing Party”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of  May 17, 2012, by and among Parent, Merger Subsidiary and the Company (the “Merger Agreement”), providing for Merger Subsidiaryto merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning each FilingPerson has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.            Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On September 27, 2012 the Company held its annual meeting of stockholders. At the annual meeting the Company’s stockholders voted to adopt the Merger Agreement by the required vote. See the Company’s current report on Form 8-K as filed with the Commission on October 2, 2012 and incorporated by reference herein.

On November 26, 2012, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon the Merger each outstanding share of the Company Common Stock was converted into the right to receive $0.78 per share in cash, without interest and less any applicable withholding taxes, excluding (a) treasury shares owned by the Company, (b) shares owned by Parent, Merger Subsidiary or any other direct or indirect wholly owned subsidiary of Parent, including shares of Company Common Stock contributed to Parent by David Z., Marina Z. and S. Aframian immediately prior to or in connection with the Merger and (c) shares owned by stockholders who have exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. Upon the Merger, Bidz became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Subsidiary ceased.

As a result of the Merger, Company Common Stock will cease to trade on the OTC Market’s OTCQB marketplace and became eligible for termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16.Exhibits.

Exhibit Number	Description

(a)(1)(i)	Proxy Statement on Schedule 14A as filed with the SEC on August 27, 2012 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iii)

Press release issued by the Company on May 17, 2012 announcing the signing of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 18, 2012).

(a)(1)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the SEC on November 9, 2012, which is incorporated herein by reference.

(a)(1)(v)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 2, 2012, which is incorporated herein by reference.

(a)(1)(vi)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 4, 2012, which is incorporated herein by reference.

(a)(1)(vii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 11, 2012, which is incorporated herein by reference.

(a)(1)(viii)	Current Report on Form 8-K as filed with the SEC on October 16, 2012, which is incorporated herein by reference.

(a)(1)(ix)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 7, 2012, which is incorporated herein by reference.

(c)(1)	Opinion of Imperial Capital, LLC (“Imperial”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Imperial to the Special Committee of the Board of Directors of the Company, dated May 17, 2012. **

(d)(1)	Share Delivery Agreement, dated as of June 19, 2012, by and between David Z., Marina Z. and Parent.*

(d)(2)	Voting Agreement, dated as of May 17, 2012, by and among Parent, David Z. and Marina Z.*

(d)(3)	Contribution Agreement, dated as of May 17, 2012, by and between David Z., Marina Z. and Parent.*

(d)(4)	Equity Commitment Letter, dated May 17, 2012, between Weston Capital Management LLC, Weston Capital Partners Master Fund III LTD, Parent, Merger Subsidiary and the Company.**

(d)(5)	Guarantee, dated as of May 17, 2012, by Weston Capital Management LLC and Weston Capital Partners Master Fund III LTD, in favor of the Company.**

(d)(6)	Amended and Restated Contribution Agreement, dated as of November 21, 2012, by and among David Z., Marina Z., Sam Aframian, and Parent.***

(d)(7)	Agreement and Plan of Merger, dated as of May 17, 2012, by and among Parent, Merger Subsidiary and the Company, incorporated herein by reference to Annex A to the Proxy Statement.

(f)	Section 262 of the General Corporation Law of the State of Delaware - Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

* Previously filed on June 22, 2012 ** Previously filed on July 27, 2012 *** Previously filed on November 21, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and correct.

November 26, 2012

BIDZ.com, Inc. a Delaware corporation

By:	/s/ David Zinberg
Name:	David Zinberg
Title:	Chief Executive Officer

Glendon Group, Inc. a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chief Executive Officer

Bidz Acquisition Company, Inc. a Delaware corporation

By:	/s/ Kia Jam
Name:	Kia Jam
Title:	Chief Executive Officer

/s/ Kia Jam
Kia Jam

/s/ David Zinberg
David Zinberg

/s/ Marina Zinberg
Marina Zinberg

/s/ Saied Aframian
Saied Aframian

EXHIBIT INDEX

(a)(1)(i)	Proxy Statement on Schedule 14A as filed with the SEC on August 27, 2012 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iii)

Press release issued by the Company on May 17, 2012 announcing the signing of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 18, 2012).

(a)(1)(iv)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the SEC on November 9, 2012, which is incorporated herein by reference.

(a)(1)(v)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 2, 2012, which is incorporated herein by reference.

(a)(1)(vi)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 4, 2012, which is incorporated herein by reference.

(a)(1)(vii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 11, 2012, which is incorporated herein by reference.

(a)(1)(viii)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on October 16, 2012, which is incorporated herein by reference.

(a)(1)(ix)	Current Report on Form 8-K, including all exhibits thereto, as filed with the SEC on November 7, 2012, which is incorporated herein by reference.

(c)(1)	Opinion of Imperial Capital, LLC (“Imperial”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Imperial to the Special Committee of the Board of Directors of the Company, dated May 17, 2012. **

(d)(1)	Share Delivery Agreement, dated as of June 19, 2012, by and between David Z., Marina Z. and Parent.*

(d)(2)	Voting Agreement, dated as of May 17, 2012, by and among Parent, David Z. and Marina Z.*

(d)(3)	Contribution Agreement, dated as of May 17, 2012, by and between David Z., Marina Z. and Parent.*

(d)(4)	Equity Commitment Letter, dated May 17, 2012, between Weston Capital Management LLC, Weston Capital Partners Master Fund III LTD, Parent, Merger Subsidiary and the Company.**

(d)(5)	Guarantee, dated as of May 17, 2012, by Weston Capital Management LLC and Weston Capital Partners Master Fund III LTD, in favor of the Company.**

(d)(6)	Amended and Restated Contribution Agreement, dated as of November , 2012, by and among David Z., Marina Z., Sam Aframian, and Parent.***

(d)(7)	Agreement and Plan of Merger, dated as of May 17, 2012, by and among Parent, Merger Subsidiary and the Company, incorporated herein by reference to Annex A to the Proxy Statement.

(f)	Section 262 of the General Corporation Law of the State of Delaware - Appraisal Rights (incorporated herein by reference to Annex C to the Proxy Statement).

* Previously filed on June 22, 2012 ** Previously filed on July 27, 2012 *** Previously filed on November 21, 2012